VIA EDGAR	May 5, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker, Branch Chief
John Cannarella
George Schuler
Jill Davis

Dear Staff:

Re:	Xtra-Gold Resources Corp.
Amendment No. 9 to
Registration Statement on Form SB-2 on Form S-1
Filed April 21, 2008
File No. 333-139037

Reference is also made to Amendment No. 9 (“Amendment No. 6”) to our SB-2 registration statement on Form S-1 (“Registration Statement”) filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on April 21, 2008 and Staff’s comment under cover of its letter dated May 1, 2008.

For ease of reference herein, we have used the same numeric sequence to correspond with Staff’s numbered comment in its May 1, 2008 letter.

In response to Staff’s comment, please be advised as follows:

Amendment No. 9 to Registration Statement on Form SB-2

Management’s Discussion and Analysis and Plan of Operations, page 20

1.                     With respect to our response to comment 1 of your May 1, 2008 letter, we acknowledge the sensitivity of our disclosure in our Management’s Discussion and Analysis and

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

Plan of Operations, on page 20 which states that “We expect cash proceeds derived during the year ended December 31, 2007 from the sale of the gold recovered from the mineralized material to be an indicator of our ability to generate cash proceeds at similar levels in the future because we believe we will be able to continue to recover and sell gold”. Given that we cannot provide complete assurance as to our ability to generate cash proceeds as similar levels in the future, we will amend our filing of Amendment No. 10 to Form SB-2 on Form S-1 (“Amendment No. 10”) by deleting this sentence in its entirety.

Conclusion

We have today filed Amendment No. 10. We look forward to receiving advice of Staff as to a notice of effectiveness with respect to an effective date to our Registration Statement.

If you have any further questions or comments, please contact Kiomi Mori, Secretary and Treasurer, by telephone at (416) 366-4227 or (416) 653-5151 or by facsimile at (416) 981-3055, in the absence of the undersigned, or contact our counsel, James Schneider of Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, by telephone at (561) 362-9595 or by facsimile at (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore

James Longshore,
JL/rkm	President

cc:	James Schneider
Richard W. Grayston, Chairman